Exhibit 99.1

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying and forming part of this Notice. You should also find enclosed a Proxy or Voting Instruction Form (“VIF”).

PROPOSALS			MEETING INFORMATION
01

Receive Financial Statements

To receive the Company’s audited financial statements for the financial years ended December 31, 2025 and December 31, 2024, together with the auditor’s report thereon, as well as the interim financial statements for the period ended March 31, 2026;

		FOR See page 4	DATE & TIME	RECORD DATE
			June 22, 2026 10:00 a.m. Vancouver Time	May 6, 2026
02	Set the Number of Directors To set the number of directors of the Company at seven (7) for the ensuing year;	FOR See page 4	LOCATION
2600 – 1133 Melville Street Vancouver, BC, Canada V6E 4E5
03	Elect Directors To elect the directors of the Company for the ensuing year;	FOR See page 5	VOTING INFORMATION FOR REGISTERED OWNERS
VOTE BY INTERNET
04

Ratify the Appointment of Auditor

To appoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

		FOR See page 6	Use your 15-digit control number found on your Proxy to vote at investorvote.com
VOTE BY PHONE
05	Re-Approval of Rolling Omnibus Incentive Plan To re-approve the Company’s rolling Omnibus Incentive Plan	FOR See page 6	Use your 15-digit control number found on your Proxy to vote by calling 1-866-732-8683 (toll free)
VOTE BY MAIL

To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Beneficial Owners

Beneficial or non-registered shareholders of the Company should follow the instructions on the VIF provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

By order of the Board of Directors,

Walter Coles, Jr.,
Executive Chairman
Skeena Gold+Silver

May 6, 2026

Computershare Investor Services Inc. 320 Bay Street, 14th floor, Toronto, ON, M5H 4A6
VOTE BY FAX
416-263-9524 or 1-866-249-7775

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting ”) of Shareholders of Skeena Resources Limited (the “Company” or “Skeena”) will be held at 2600 – 1133 Melville Street, Vancouver, BC, Canada V6E 4E5 on Monday, June 22, 2026 at 10:00 a.m. (Pacific time)

The Company does not have an advance notice policy in place. The Board has approved the contents of this Circular and has authorized the Company to deliver it to Shareholders.(All information set out in this Circular is as at May 6, 2026 unless otherwise noted)